AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

June 15, 2012

VIA EDGAR

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacific Life Funds
File Nos. 333-61366 and 811-10385

Dear Mr. Minore:

This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on May 16, 2012, concerning post-effective amendment No. 85 to the Pacific Life Funds (the “Registrant”) registration statement on Form N-1A (the Prospectus (“Prospectus”) and Statement of Additional Information (“SAI”)), which was filed on March 19, 2012 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Registrant’s responses.

General Comment:

1.	Comment: Please provide the Tandy Representations that the Registrant customarily makes.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

SAI Comment:

2.	Comment: Concentration Policy (p. 111 of the SAI):

(a)	The sentence related to privately-issued mortgage-related securities and privately-issued asset-backed securities is no longer consistent with the SEC staff position. Please delete this sentence.

Response: Because that sentence relates to the Registrant’s fundamental policy on concentration, the Registrant is not at liberty to delete the sentence. The Registrant is not aware of any published guidance that is inconsistent with the sentence. Moreover, the Registrant observes that privately-issued mortgage-related securities and privately-issued asset-backed securities represent pools of underlying assets, which are not homogenous and which are not commonly understood to be an industry or group of related industries. Therefore, we respectfully decline to delete this disclosure.

(b)	In connection with the sentence that states that a fund may utilize its own industry classifications for purposes of complying with the restriction in this section, the Registrant should define these industry classifications so that an investor knows what industries in which the fund may invest.

Response: Each fund that has a policy to concentrate in an industry identifies the industry in which the fund concentrates by name (e.g., “real estate”). The Registrant does not believe that describing the particular classification system used in administering each fund’s concentration policy is necessary to convey to investors whether a fund concentrates in an industry and if so, in which industry. In addition, the Registrant observes that Form N-1A does not require this type of disclosure. Therefore, we respectfully decline to amend the existing disclosure.

Expense Limitation Agreement Comment:

3.	Comment: Please delete the provision in Section II, Term and Termination of Agreement, that allows for the investment adviser (the “Adviser”) to recoup any amounts paid, reimbursed or otherwise absorbed by the Adviser, subject to certain conditions under the Expense Limitation Agreement, beyond the termination of the Expense Limitation Agreement, which occurs automatically in the event of the termination of the investment advisory agreement. In the staff’s view, recoupment of amounts previously paid, reimbursed or otherwise absorbed by the Adviser following the termination of the investment advisory agreement constitutes “a penalty” for the termination of the investment advisory agreement.

Response: A decision by the Registrant or Adviser to terminate the investment advisory agreement does not result in any penalty under the Expense Limitation Agreement. Both the Expense Limitation Agreement and Investment Advisory Agreement expressly provide that they “may be terminated by the [Registrant], without payment of any penalty.” The Expense Limitation Agreement permits the Adviser to recoup certain amounts previously paid, reimbursed or otherwise absorbed by the Adviser in future periods, currently 36 months from the end of the fiscal year in which the reimbursement or reduction took place, regardless of whether the Expense Limitation Agreement remains in effect at the time such amounts are recouped. The Expense Limitation Agreement is an existing contract between the Registrant and the Adviser and the survival provision in question merely preserves the rights and obligations of the parties with regard to the recoupment of amounts previously paid, reimbursed or otherwise absorbed by the Adviser. In the absence of a termination of the investment advisory agreement, the Adviser would be entitled to receive those amounts. Accordingly, recoupment of those amounts by the Adviser – amounts previously paid, reimbursed or otherwise absorbed by the Adviser – does not constitute “a penalty” for the termination of the investment advisory agreement. Therefore, we respectfully decline to revise the Expense Limitation Agreement.

PL Emerging Markets Debt Fund Prospectus Comments:

4.	Comment: Fee Table: Please confirm that Acquired Fund Fees and Expenses are 1 basis point or lower.

Response: Estimated Acquired Fund Fees and Expenses for the fund’s first fiscal year are 1 basis point or lower.

5.	Comment: Principal Investment Strategies: With respect to the fund’s 80% principal investment strategy, please specify what is considered “economically tied to.”

Response: The prospectus has been amended accordingly.

6.	Comment: Principal Investment Strategies: Please also confirm that “low-income,” “lower-middle-income” and “upper-middle-income” economies are World Bank classifications.

Response: So confirmed.

7.	Comment: Principal Investment Strategies: With respect to the fund’s strategy to not invest more than 25% of its net assets in issuers in any one emerging market country, please clarify what “in” means.

Response: The disclosure will be changed from “issuers in” to “issuers that are economically tied to.” In addition, the following definition of “economically tied” will be added to the Item 9 disclosure for the fund:

An issuer of a security may be deemed to be located in or economically tied to a particular country if it meets one or more of the following criteria: (i) the issuer or guarantor of the security is organized under the laws of, or maintains its principal place of business in, such country; (ii) the currency of settlement of the security is the currency of such country; (iii) the principal trading market for the security is in such country; (iv) during the issuer’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in that country; or (v) the issuer is included in an index that is representative of that country. In the event that an issuer may be considered to be located in or economically tied to more than one country based on these criteria (for example, where the issuer is organized under the laws of one country but derives at least 50% of its revenues or profits from goods produced or sold in another country), the manager may classify the issuer in its discretion based on an assessment of the relevant facts and circumstances.

8.	Comment: Principal Investment Strategies: With respect to the disclosure on duration, we suggest adding disclosure that helps an investor understand whether the 4 to 10 year range disclosed is shorter or longer duration and thus whether it is more or less susceptible to interest rate risk.

Response: The “General Investment Information” section of the prospectus has been amended accordingly.

9.	Comment: Principal Investment Strategies: Please expand the paragraph describing non-investment grade investments to state that the fund could invest in securities that are distressed, in default or in bankruptcy, if applicable.

Response: As disclosed in its SAI, the fund can invest in distressed securities as a non-principal investment strategy. The fund does not presently intend to invest in securities that are in default or bankruptcy.

10.	Comment: Principal Investment Strategies: Please revise the sentence that says foreign currency forwards and currency swaps may be purchased or sold to gain or increase exposure to various currency markets to “plain English.”

Response: We respectfully decline to amend this disclosure as we believe the current disclosure is already in plain English.

11.	Comment: Derivatives: Please confirm that you have addressed the concerns raised in the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (“ICI letter”) on derivatives.

Response: So confirmed.

12.	Comment: Fund Performance: On p. 18, please modify the first sentence under this heading consistent with Instruction 1(b) to Item 4(b)(2) of Form N-1A as it reads awkwardly.

Response: The prospectus has been amended accordingly.

If you have any questions or further comments regarding this matter please contact me at 949-219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Paul Hastings LLP

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